BENACQUISTA GALLERIES, INC.

ARTFULLY YOURS

15208 Jarrettsville Pike, Monkton, MD 21111  (410) 303-9879

July 7, 2005

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

450 Fifth Street, N.W.

Washington, D.C. 20549

VIA FAX (202) 772-9204

VIA EDGAR

RE: Benacquista Galleries SB-2 File No. 333-104132

Withdrawal of Acceleration Request

To Whom It May Concern:

Regarding the acceleration request dated July 1, 2005 for POST EFFECTIVE amendment number 1 to the registration filed by Benacquista Galleries, Inc., a Nevada corporation, File No. 333-104132, on behalf of the issuer I would like to request a withdrawal of this acceleration request.

Please contact counsel to the company, Jonathan Dariyanani, at 415-699-7121 with any questions regarding this request.

Very best regards,

/s/ James Price

James Price

President, CEO, Principal Financial and Accounting Officer

Benacquista Galleries, Inc.